# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, 3060 PEACHTREE ROAD NW, ATLANTA, Georgia (GA), 30305
Date of event which requires filing of this statement: 04/10/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001772351-26-000007
Filed by CIK 0001772351
Persons authorized to receive notices and communications: Alex Vezendan, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 913-908-4943

## Reporting persons
- Veradace Capital Management LLC (CIK 0001772351): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,190,590; sole dispositive power 0; shared dispositive power 7,190,590; aggregate amount beneficially owned 7,190,590 (8.5% of the class)
- Veradace Partners LP (CIK 0001772447): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,190,590; sole dispositive power 0; shared dispositive power 7,190,590; aggregate amount beneficially owned 7,190,590 (8.5% of the class)
- Alexander Vezendan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 69,500; shared voting power 7,190,590; sole dispositive power 69,500; shared dispositive power 7,190,590; aggregate amount beneficially owned 7,260,090 (8.6% of the class)
- John Conlin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,190,590; sole dispositive power 0; shared dispositive power 7,190,590; aggregate amount beneficially owned 7,190,590 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, 3060 PEACHTREE ROAD NW, ATLANTA, Georgia (GA), 30305

## Item 2. Identity and Background
Name of person filing:
This statement is being jointly filed by and on behalf of each of Veradace Capital Management LLC, a Delaware limited liability company ("Veradace"), Veradace Partners L.P., a Delaware limited partnership (the "Fund"), Alexander Vezendan, and John Conlin. The Fund is the record and direct beneficial owner of the securities covered by this statement. As the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and Conlin are the Principals of and may be deemed to beneficially own securities owned by, Veradace. The total number of shares owned by the fund consists of 7,190,590 shares of common stock and options to purchase 110,400 shares of common stock.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer
Residence or business address: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Veradace and the Fund are each organized under the laws of the State of Delaware. Messrs. Vezendan and Conlin are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

As of April 27, 2026, the Fund, the record and beneficial owner of the securities covered by this statement, held voting and dispositive power over 7,190,590 shares of Class A common stock of the Issuer (Shares) and options to acquire 110,400 shares (such shares and options collectively, the "Fund Securities"), representing a combined total of 8.5% of the Issuer's outstanding Class A Shares. Additionally, Alexander Vezendan, directly owns 69,500 Class A Shares ("Vezendan Securities"), representing 0.1% of the Issuer?s outstanding Class A Shares. All calculations of beneficial ownership percentages in this statement are based on 85,880,982 Class A Shares outstanding as of March 4, 2026 as disclosed by the Issuer in its Form 10-K filed with the SEC on March 9, 2026. Relevant transactions leading up to this date, as well as the respective price per share of each transaction, are set forth on Schedule A to this statement. Each of these transactions was executed through the open market. The fund for the purchase of the Fund Securities came from the working capital of the Fund and the funds for the purchase of the Vezendan Securities came from Mr. Vezendan's personal savings.

The aggregate purchase price of the Fund Securities is $31,098,014. The aggregate purchase price of the Vezendan Securities is $246,500. No borrowed funds were used to purchase the Securities or the Vezendan Securities, other than under margin accounts with a brokerage firm in the ordinary course of business. Positions in Issuer securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following.

On April 25, 2026, the Fund delivered the Issuer notice of its nomination of Alexander Vezendan and William Jacobs for election at the 2026 Annual Meeting of Stockholders. Mr. Vezendan is Chief Investment Officer at the General Partner of the Fund. Mr. Jacobs is Chief Executive Officer of Green Dot Corporation and a Former Independent Board Member at the Issuer. Veradace believes the board has a fiduciary obligation to waive the deadline for nominations at the 2026 Annual Meeting given the material change in circumstances facing the Issuer's stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing, is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting and dispositive power over 7,190,590 Shares and options to acquire an additional 110,40 Shares, representing beneficial ownership of a combined total of 8.6 percent of the outstanding Shares.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Shares during the past 60 days are set forth on Schedule A to this statement. Each of these transactions was executed through the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Fund, through open market transactions between September 25, 2025 and November 4, 2025, purchased options to acquire 110,400 Shares and sold put options covering the same number of Shares. All of the Options are American-style and expire on June 30, 2026. The exercise prices for the Options are as set forth below:

Option Exercise Price

110,400 Shares (Call) $7.50 per Share

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein.

If any of the options trades were during the prior 60 days could you please provide those as well?

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Attached

## Signatures
- Veradace Capital Management LLC: /S/ Alexander Vezendan, Principal (04/28/2026)
- Veradace Partners LP: /S/ Alexander Vezendan, Principal (04/28/2026)
- Alexander Vezendan: /S/ Alexander Vezendan, Principal (04/28/2026)
- John Conlin: /S/ John Conlin, Principal / Chief Compliance Officer (04/28/2026)